FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Inscription in Securities Register No. 175

Santiago, April 30, 2014

Ger. Gen. No. 47/2014.

Mr.

Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Alameda No. 1449

Ref.:   Communicates SIGNIFICANT EVENT

Dear Sir,

As per what is foreseen in Articles 9 and 10 of Law No. 18,045 on the Securities Market and what is established in the General Norm No. 30 of the Superintendence, duly authorized and acting on behalf of Enersis S.A., please be informed on the following significant event:

1.         That, dated today and according to what is resolved by the Enersis S.A. Board of Directors in session held on April 29, 2014, Enersis S.A. has subscribed the purchase-sale contract for acquiring all shares that Inkia Americas Holdings Limited has in an indirect manner in Generandes Perú S.A. (equal to 39.01% of such company), controlling company of Edegel S.A.A.  The purchase-sale referred to considers a price of US$ 413 million payable once certain conditions precedent foreseen in the same are verified.

2.         Whereas Enersis S.A. already controls and therefore consolidates Generandes Perú S.A. and Edegel S.A.A., this operation does not generate effects in the Enersis Comprehensive Income Statements and does not modify the values of the assets and liabilities registered in the Enersis S.A. Consolidated Balance Sheet. The effects of this greater shareholding participation by Enersis S.A. will be reflected in the dominant company Income Statements starting from the time in which the aforementioned conditions precedent are verified.

3.       Due to such purchase-sale and once the operation’s conditions precedent are verified, Enersis S.A. will affiliate and consolidate the following companies:  Inkia Holdings (Acter) Limited; Southern Cone Power Ltd.; Latin America Holding I Ltd.; Latin America Holding II Ltd. and Southern Cone Power Perú S.A.A.

4.         This operation is under the framework of the collected funds utilization process in the capital increase approved in the Extraordinary Shareholders’ Meeting held on December 20, 2012 and concluded in a satisfactory manner with the subscription of 100% of the shares available as of March 2013, collecting close to US$ 2,400 million cash.

Sincerely,

Ignacio Antoñanzas Alvear

General Manager

c.c.       Bolsa de Comercio de Santiago.

             Bolsa Electrónica de Chile.

             Bolsa de Corredores de Valparaíso.

             Banco Santander Santiago – Representatives of the Bond Holders.

             Comisión Clasificadora de Riesgos.

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: April 30, 2014